EXHIBIT 99.1

UP Fintech Holding Limited Reports Unaudited Third Quarter 2025 Financial Results

Singapore, December 4, 2025 – UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Mr. Wu Tianhua, Chairman and CEO of UP Fintech stated: “The market environment remained supportive in the third quarter. Our total revenues reached US$175.2 million, representing an increase of 73.3% year over year and 26.3% quarter over quarter. Commission income, interest income and other revenue all saw impressive growth both sequentially and year over year, each setting new record highs. By prioritizing user quality and product diversification, we have sustained a high ARPU that underpins our profitability and a healthy business model. As a result, both our GAAP and non-GAAP net income delivered strong growth. Net income attributable to ordinary shareholders of UP Fintech was US$53.8 million, up 29.9% quarter over quarter and approximately three times that of the same quarter last year. Non-GAAP net income attributable to ordinary shareholders of UP Fintech reached US$57.0 million, an increase of 28.2% sequentially and 2.8 times the same period last year.

In the third quarter, we added 31,500 new customers with deposits, with Singapore and Hong Kong being the primary contributors, each accounting for roughly 40% of new funded clients. In the first three quarters of 2025, we onboarded over 132,200 new customers with deposits, and as of today, have effectively achieved our annual target of 150,000 new customers with deposits for 2025. By the end of the third quarter, our total number of customers with deposits reached 1,224,200, representing an 18.5% increase compared to the same quarter last year. Asset inflow remained robust, driven primarily by retail investors. Combined with mark-to-market gains, total account balance rose 17.3% quarter over quarter and 49.7% year over year to a record US$61.0 billion. We continued to refine our customer acquisition approach to ensure long-term user quality and are pleased to see the average net asset inflow of newly acquired funded clients reached a record high of over US$32,000 this quarter. Notably, average net asset inflow of new clients in Singapore and Hong Kong was approximately US$62,000 and US$30,000 this quarter, helping client assets in these two regions to grow roughly 20% and 60% quarter-over-quarter. Client assets in other markets also posted healthy double-digit sequential increases.

In the third quarter, we enhanced product breadth and user experience across digital assets and wealth management. In digital assets, we launched digital asset trading in New Zealand, enabling local users to trade spot cryptocurrency on our platform and rolled out macro market insights for digital assets and introduced featured market data, such as coin issuers and on-chain metrics, to help users make better-informed decisions and capture investment opportunities. In wealth management, we significantly expanded Tiger AI’s capabilities. We launched the innovative TradingFront AI function to give advisers a real-time analytical edge. TradingFront AI delivers instant insights on portfolio performance, risk exposure, and asset allocation for each client’s unique portfolio. The tool automatically surfaces market-sensitive updates, macroeconomic outlooks, and actionable recommendations, enabling advisers to respond faster to changing conditions and conduct more informed, personalized client conversations.

In our Corporate business, we underwrote 5 U.S. IPOs in the quarter, all serving as sole bookrunner, including “Yimutian Inc.” and “Linkhome”, and supported multiple digital asset companies in completing U.S. listings and financing deals, including “Bullish Inc.” and “Figure Technology Solutions”. In Hong Kong, we participated in 5 IPOs in the quarter, including “Geek Plus” and “SICC”, and acted as underwriter for “Boss Zhipin” public follow-on offering. In our ESOP business, we added 46 new clients in the third quarter, bringing the total number of ESOP clients served to 709 as of September 30, 2025.”

Financial Highlights for Third Quarter 2025

•
Total revenues were US$175.2 million, an increase of 73.3% year-over-year and an increase of 26.3% quarter-over-quarter.
•
Total net revenues were US$153.2 million, an increase of 79.5% year-over-year and an increase of 26.2% quarter-over-quarter.
•
Net income attributable to ordinary shareholders of UP Fintech was US$53.8 million compared to a net income of US$17.8 million in the same quarter of last year.
•
Non-GAAP net income attributable to ordinary shareholders of UP Fintech was US$57.0 million, compared to a non-GAAP net income of US$20.1 million in the same quarter of last year. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Operating Highlights for Third Quarter 2025

•
Total account balance increased 49.7% year-over-year to US$61.0 billion.
•
Total margin financing and securities lending balance increased 27.5% year-over-year to US$5.7 billion.
•
Total number of customers with deposit increased 18.5% year-over-year to 1,224.2 thousand.

Selected Operating Data for Third Quarter 2025

	As of and for the three months ended
	September 30,	June 30,	September 30,
	2024	2025	2025
In 000’s
Number of customer accounts	2,368.0	2,579.4	2,618.7
Number of customers with deposits	1,032.8	1,192.7	1,224.2
Number of options and futures contracts traded	15,261.2	22,432.3	25,636.1
In USD millions
Trading volume	162,990.0	284,038.2	209,421.4
Trading volume of stocks	41,406.3	68,184.3	73,442.7
Total account balance	40,763.6	52,056.3	61,037.7

Third Quarter 2025 Financial Results

REVENUES

Total revenues were US$175.2 million, an increase of 73.3% from US$101.1 million in the same quarter of last year.

Commissions were US$72.9 million, an increase of 76.9% from US$41.2 million in the same quarter of last year, due to an increase in trading volume.

Financing service fees were US$2.76 million, a decrease of 1.5% from US$2.80 million in the same quarter of last year, primarily due to decreased interest rates.

Interest income was US$73.2 million, an increase of 52.7% from US$48.0 million in the same quarter of last year, primarily due to the increase in margin financing and securities lending activities of our consolidated account customers.

Other revenues were US$26.3 million, an increase of 189.1% from US$9.1 million in the same quarter of last year, primarily due to the increase of our IPO distribution income and wealth management service revenue.

Interest expense was US$21.9 million, an increase of 39.8% from US$15.7 million in the same quarter of last year, primarily due to the increase in funding for margin financing and securities lending activities.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$89.4 million, an increase of 50.7% from US$59.3 million in the same quarter of last year.

Execution and clearing expenses were US$4.5 million, an increase of 27.3% from US$3.5 million in the same quarter of last year due to an increase in our trading volume.

Employee compensation and benefits expenses were US$47.2 million, an increase of 64.1% from US$28.8 million in the same quarter of last year, primarily due to an increase of global headcount to support our global expansion.

Occupancy, depreciation and amortization expenses were US$2.8 million, an increase of 27.6% from US$2.2 million in the same quarter of last year, due to the increase in office space and relevant leasehold improvements.

Communication and market data expenses were US$11.8 million, an increase of 21.3% from US$9.7 million in the same quarter of last year due to the increase of IT-related service fees.

Marketing and branding expenses were US$12.9 million, an increase of 56.7% from US$8.2 million in the same quarter of last year, primarily due to higher marketing spending this quarter.

General and administrative expenses were US$10.3 million, an increase of 48.6% from US$6.9 million in the same quarter of last year due to an increase in professional service fees.

NET INCOME attributable to ordinary shareholders of UP Fintech

Net income attributable to ordinary shareholders of UP Fintech was US$53.8 million, as compared to a net income of US$17.8 million in the same quarter of last year. Net income per American Depositary Share (“ADS”) – diluted was US$0.290, as compared to a net income per ADS – diluted of US$0.110 in the same quarter of last year.

Non-GAAP net income attributable to ordinary shareholders of UP Fintech, which excludes share-based compensation was US$57.0 million, as compared to a US$20.1 million in the same quarter of last year. Non-GAAP net income per ADS – diluted was US$0.307 as compared to a non-GAAP net income per ADS – diluted of US$0.124 in the same quarter of last year.

For the third quarter of 2025, the Company’s weighted average number of ADSs used in calculating non-GAAP net income per ADS – diluted was 187,968,942. As of September 30, 2025, the Company had a total of 2,667,964,212 Class A and B ordinary shares outstanding, or the equivalent of 177,864,281 ADSs.

CERTAIN OTHER FINANCIAL ITEMS

As of September 30, 2025, the Company’s cash and cash equivalents, term deposits and long-term deposits were US$580.7 million, compared to US$396.0 million as of December 31, 2024.

Conference Call Information:

UP Fintech’s management will hold an earnings conference call at 8:00 AM on December 4, 2025, U.S. Eastern Time (9:00 PM on December 4, 2025 Singapore/Hong Kong Time).

All participants wishing to attend the call must preregister online before receiving the dial-in number. Preregistration may take a few minutes to complete.

Preregistration Information:

Please note that all participants will need to pre-register for the conference call, using the link:

https://register-conf.media-server.com/register/BI3699a7be25e74cd7b11ddad5ba85161d

It will automatically lead to the registration page of “UP Fintech Holding Limited Third Quarter 2025 Earnings Conference Call”, where details for RSVP are needed.

Upon registering, all participants will be provided a confirmation email with a participant dial-in number and personal PIN to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of the conference call will be available at https://ir.itigerup.com

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech and non-GAAP net loss or income per ADS - diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech as net loss or income attributable to ordinary shareholders of UP Fintech excluding share-based compensation. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech divided by the weighted average number of diluted ADSs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech enables our management to assess our operating results without considering the impact of share-based compensation. We also believe that the use of these non-GAAP financial measures facilitates investors' assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation has been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating costs and expenses, net loss or income attributable to ordinary shareholders of UP Fintech or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itigerup.com.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, the Company’s strategic and operational plans and expectations regarding growth and expansion of its business lines, and the Company’s plans for future financing of its business contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to effectively implement its growth strategies; trends and competition in global financial markets; changes in inflation and interest rate; technological advancements; changes in the Company’s revenues and certain cost or expense accounting policies and governmental policies and regulations affecting the Company’s industry and general economic conditions in China, Singapore and other countries; changes in geopolitical policies and conditions; rapid developments in the AI, virtual currency and blockchain industries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 23, 2025. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars (“US$”))

	As of December 31,	As of September 30,
	2024	2025
	US$	US$
Assets:
Cash and cash equivalents	393,576,874	578,664,355
Cash-segregated for regulatory purpose	2,464,683,625	4,532,028,152
Term deposits	1,075,260	626,793
Receivables from customers (net of allowance of US$15,284,002 and US$12,917,206 as of December 31, 2024 and September 30, 2025)	1,052,972,649	1,667,671,643
Receivables from brokers, dealers, and clearing organizations	2,305,740,507	2,288,189,632
Financial instruments held, at fair value	75,547,082	107,668,575
Prepaid expenses and other current assets	17,629,819	30,883,983
Amounts due from related parties	16,720,671	16,272,700
Total current assets	6,327,946,487	9,222,005,833
Non-current assets:
Long-term deposits	1,369,994	1,404,692
Right-of-use assets	10,880,673	12,419,704
Property, equipment and intangible assets, net	15,358,528	14,480,087
Crypto assets held	—	4,827,659
Goodwill	2,492,668	2,492,668
Long-term investments	7,658,809	7,523,109
Equity method investment	10,203,622	10,520,803
Other non-current assets	6,828,553	11,299,482
Deferred tax assets	8,573,135	11,491,966
Total non-current assets	63,365,982	76,460,170
Total assets	6,391,312,469	9,298,466,003
Current liabilities:
Payables to customers	3,574,651,125	6,013,948,056
Payables to brokers, dealers and clearing organizations:	1,914,769,701	2,115,964,591
Accrued expenses and other current liabilities	67,263,254	99,977,572
Lease liabilities-current	4,153,928	6,115,972
Convertible bonds-current	—	161,498,483
Amounts due to related parties	874,331	77,720,831
Total current liabilities	5,561,712,339	8,475,225,505
Convertible bonds	159,505,397	—
Lease liabilities-non-current	5,902,323	5,840,409
Deferred tax liabilities	2,068,661	1,855,844
Total liabilities	5,729,188,720	8,482,921,758
Mezzanine equity
Redeemable non-controlling interest	7,177,668	5,900,650
Total Mezzanine equity	7,177,668	5,900,650
Shareholders’ equity:
Class A ordinary shares	25,427	25,703
Class B ordinary shares	976	976
Additional paid-in capital	619,030,730	630,611,586
Statutory reserve	12,425,463	12,425,463
Retained earnings	37,843,547	166,219,993
Treasury stock	(2,172,819)	(2,172,819)
Accumulated other comprehensive (loss) income	(11,919,310)	2,813,227
Total UP Fintech shareholders’ equity	655,234,014	809,924,129
Non-controlling interests	(287,933)	(280,534)
Total equity	654,946,081	809,643,595
Total liabilities, mezzanine equity and equity	6,391,312,469	9,298,466,003

UP FINTECH HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in U.S. dollars (“US$”), except for number of shares (or ADSs) and per share (or ADS) data)
	For the three months ended			For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Revenues:
Commissions	41,207,882	64,787,635	72,908,334	103,080,878	196,003,120
Interest related income
Financing service fees	2,803,878	2,734,573	2,762,166	8,541,141	8,057,171
Interest income	47,957,486	58,689,064	73,224,073	135,992,655	185,718,530
Other revenues	9,084,834	12,508,765	26,265,671	19,824,906	46,711,423
Total revenues	101,054,080	138,720,037	175,160,244	267,439,580	436,490,244
Interest expense	(15,700,359)	(17,338,435)	(21,942,151)	(44,072,175)	(54,322,396)
Total Net revenues	85,353,721	121,381,602	153,218,093	223,367,405	382,167,848
Operating costs and expenses:
Execution and clearing	(3,518,611)	(5,398,645)	(4,477,846)	(8,556,480)	(15,215,408)
Employee compensation and benefits	(28,769,980)	(35,828,599)	(47,209,787)	(85,202,427)	(116,844,194)
Occupancy, depreciation and amortization	(2,162,704)	(2,729,010)	(2,759,643)	(6,416,729)	(7,637,961)
Communication and market data	(9,730,680)	(10,372,284)	(11,800,637)	(27,105,567)	(31,967,790)
Marketing and branding	(8,223,404)	(9,875,699)	(12,888,969)	(19,022,135)	(33,631,716)
General and administrative	(6,932,672)	(6,747,182)	(10,299,692)	(32,845,937)	(22,183,220)
Total operating costs and expenses	(59,338,051)	(70,951,419)	(89,436,574)	(179,149,275)	(227,480,289)
Other income (expense):
Others, net	(5,189,945)	(1,361,336)	1,327,184	(169,713)	(1,374,216)
Income before income tax	20,825,725	49,068,847	65,108,703	44,048,417	153,313,343
Income tax expenses	(2,907,080)	(7,499,742)	(11,148,629)	(10,921,637)	(27,197,529)
Net income	17,918,645	41,569,105	53,960,074	33,126,780	126,115,814
Less: net income (loss) attributable to non-controlling interests	3,353	12,018	10,052	(17,040)	33,597
Accretion of redeemable non-controlling interests to redemption value	(160,998)	(126,481)	(132,354)	(466,157)	(414,818)
Net income attributable to ordinary shareholders of UP Fintech	17,754,294	41,430,606	53,817,668	32,677,663	125,667,399
Other comprehensive (loss) income, net of tax:
Changes in cumulative foreign currency translation adjustment	16,119,046	12,021,961	(1,123,148)	8,418,198	14,725,453
Total Comprehensive income	34,037,691	53,591,066	52,836,926	41,544,978	140,841,267
Less: comprehensive (loss) income attributable to non-controlling interests	(7,023)	8,366	8,301	(21,105)	26,512
Accretion of redeemable non-controlling interests to redemption value	(160,998)	(126,481)	(132,354)	(466,157)	(414,818)
Total Comprehensive income attributable to ordinary shareholders of UP Fintech	33,883,716	53,456,219	52,696,271	41,099,926	140,399,937
Net income per ordinary share:
Basic	0.008	0.016	0.020	0.014	0.047
Diluted	0.007	0.015	0.019	0.014	0.045
Net income per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	0.113	0.235	0.304	0.208	0.712
Diluted	0.110	0.225	0.290	0.204	0.681
Weighted average number of ordinary shares used in calculating net income per ordinary share:
Basic	2,362,528,627	2,649,852,622	2,656,878,202	2,353,177,657	2,647,314,747
Diluted	2,467,241,917	2,781,223,175	2,819,534,135	2,460,309,649	2,788,450,052

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars (“US$”), except for number of ADSs and per ADS data)

	For the three months ended September 30, 2024			For the three months ended June 30, 2025			For the three months ended September 30, 2025
		non-GAAP			non-GAAP			non-GAAP
	GAAP	Adjustment	non-GAAP	GAAP	Adjustment	non-GAAP	GAAP	Adjustment	non-GAAP
	US$	US$	US$	US$	US$	US$	US$	US$	US$
Share-based compensation		2,331,274			3,079,636			3,230,443
Net income attributable to ordinary shareholders of UP Fintech	17,754,294	2,331,274	20,085,568	41,430,606	3,079,636	44,510,242	53,817,668	3,230,443	57,048,111

Net income per ADS - diluted	0.110		0.124	0.225		0.241	0.290		0.307
Weighted average number of ADSs used in calculating diluted net income per ADS	164,482,794		164,482,794	185,414,878		187,069,605	187,968,942		187,968,942